                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 1)/1/

                                VDI MultiMedia
            ------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, no par value
            ------------------------------------------------------
                         (Title of Class of Securities)

                                   917916108
            ------------------------------------------------------
                                (CUSIP Number)


                               VMM Merger Corp.
                            c/o Bain Capital, Inc.
                               Two Copley Place
                          Boston, Massachusetts 02116
                                (617) 572-3000
                             Attn: Joseph Pretlow

            ------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
               Authorized to Receive Notices and Communications)

                                 January 24, 2000
            ------------------------------------------------------
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


/1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              Page 1 of 15 Pages

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 917916108                                      PAGE 2 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1

      VMM Merger Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      00
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          5,376,400 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,376,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                           [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 917916108                                      PAGE 3 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Fund VI, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,376,400 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,376,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 917916108                                      PAGE 4 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Partners VI, L.P.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,376,400 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,376,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 917916108                                      PAGE 5 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      Bain Capital Investors VI, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,376,400 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,376,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 917916108                                      PAGE 6 OF 15 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1
      W. Mitt Romney

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e)
                                                                    [_]

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             5,376,400 (See Item 5)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      5,376,400 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
                                                                          [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 58%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 1 to Schedule 13D is being filed to amend certain information set forth on Schedule A attached to the Schedule 13D originally filed with the Securities and Exchange Commission on January 3, 2000.

     Item 1.  Security and Issuer.

     The class of equity security to which this Statement relates is the common stock, no par value (the "Common Stock") of VDI MultiMedia, a California corporation (the "Company"). The name and address of the principal executive offices of the Company are VDI MultiMedia, 6920 Sunset Boulevard, Hollywood, California 90028.

     Item 2. Identity and Background.

     This Statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(f) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the "Exchange Act"):

(i) VMM Merger Corp. ("VMM"), a Delaware corporation, by virtue of its deemed beneficial ownership of 5,376,400 shares of Common Stock;

(ii) Bain Capital Fund VI, L.P. ("BCF VI"), a Delaware limited partnership, as the sole stockholder of VMM;

(iii) Bain Capital Partners VI, L.P. ("BCP VI"), a Delaware limited partnership, as the sole general partner of BCF VI;

(iv) Bain Capital Investors VI, Inc. ("BCI VI Inc."), a Delaware corporation, as the sole general partner of BCP VI; and

(v) W. Mitt Romney ("Mr. Romney"), a citizen of the United States, as the sole stockholder of BCI VI Inc.


     The address of the principal business and office of VMM, BCF VI, BCP VI and BCI VI Inc. is c/o Bain Capital Inc., Two Copley Place, Boston, Massachusetts 02116. VMM is a newly formed corporation that will be used to effect the acquisition of the Company. BCF VI is principally engaged in the business of investing in securities. BCP VI is principally engaged in the business of serving as the general partner for BCF VI. BCI VI Inc. is principally engaged in the business of serving as the general partner of BCP VI. Mr. Romney is principally engaged in the business of serving as the sole stockholder of BCI VI Inc. VMM, BCF VI, BCP VI, BCI VI Inc. and Mr. Romney are collectively referred to herein as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Statement as Exhibit C (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this Statement jointly in accordance with the provisions of Rule 13d-1(f)(1) under the Exchange Act.

     Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Attached as Schedule A to this Statement is information concerning the Reporting Persons to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

     The Reporting Persons may be deemed to constitute a "group" for the purposes of Section 13(d)(3) of the Act as a result of such Reporting Persons being persons associated with Bain Capital, Inc., a Delaware corporation ("Bain Capital"), which is a management company. The Reporting

                               Page 7 of 15 Pages

Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, none of the Reporting Persons or the persons identified on Schedule A attached hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3.  Source and Amount of Funds or Other Consideration.

     As more fully described in Item 4 hereof, VMM and R. Luke Stefanko and Julia Stefanko (collectively, the "Shareholders") have entered into a Shareholders Agreement, dated December 24, 1999 (the "Shareholders Agreement"). The transactions contemplated by the Shareholders Agreement prior to the Effective Date (as defined in Item 4) are not expected to require the expenditure of any funds. The Shareholders entered into the Shareholders Agreement to induce VMM to enter into the Merger Agreement (as defined in Item
4).

     Item 4.  Purpose of Transaction.

     On December 24, 1999, the Company, VDI MultiMedia, Inc., a Delaware corporation and wholly-owned subsidiary of the Company ("Company Sub"), and VMM entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for (i) the merger of the Company with and into Company Sub (the "Reorganization Merger"), whereupon the existence of the Company will cease and Company Sub will continue as the surviving corporation, followed by (ii) the merger of VMM with and into Company Sub (the "Acquisition Merger" and together with the Reorganization Merger, the "Mergers"), whereupon the existence of VMM will cease and Company Sub will continue as the surviving corporation (the "Surviving Corporation").

     At the effective time of the Reorganization Merger (the "Reorganization Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Common Stock issued and outstanding immediately prior to the Reorganization Effective Time (other than shares held by shareholders exercising appraisal rights in accordance with applicable law) will, by virtue of the Reorganization Merger and without any action on the part of the holder thereof, be converted into one fully paid and nonassessable share of common stock, $.01 par value per share, of Company Sub ("Company Sub Common Stock"). At the Reorganization Effective Time, the holders of the outstanding shares of Common Stock so converted will become holders of record of the shares of Company Sub Common Stock issued in consideration therefor upon such conversion without any further action on the part of such holders.

     At the Reorganization Effective Time, each share of Company Sub Common Stock issued and outstanding immediately prior to the Reorganization Effective Time will, by virtue of the Reorganization Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Reorganization Effective Time, Company Sub will assume all of the Company's obligations with respect to any then-outstanding Options (as defined in the Merger Agreement) that

                              Page 8 of 15 Pages
have not expired or been duly exercised by the holders thereof and the due exercise of rights under any such Options will entitle the holders thereof to acquire, immediately following the Reorganization Merger, upon the same terms and conditions that were applicable under such Options immediately prior to the Reorganization Merger, a number of shares of Company Sub Common Stock identical to the class and number of shares of Common Stock that were subject to the Options immediately prior to the Reorganization Merger.

     At the effective time of the Acquisition Merger (the "Acquisition Effective Time" and together with the Reorganization Effective Time, the "Effective Time") and subject to certain limitations set forth in the Merger Agreement, each share of Company Sub Common Stock issued and outstanding immediately prior to the Acquisition Effective Time (other than Company Sub Common Stock owned by VMM or any other subsidiary or affiliate of VMM (collectively, the "VMM Companies") or the Rollover Shareholders (as defined in the Merger Agreement)) will, by virtue of the Acquisition Merger and without any action on the part of the holder thereof, be converted into the right to receive the sum of $15.00 in cash (the "Merger Consideration"). All such Company Sub Common Stock converted according to the preceding sentence will automatically be canceled and retired and will cease to exist. The Merger Consideration will be financed by VMM through a combination of equity financing to be provided by investment funds affiliated with Bain Capital, including BCF VI, and certain other investors and senior and subordinated debt financing to be provided by Credit Suisse First Boston and/or other financing sources, which may include affiliates of Bain Capital.

     At the Acquisition Effective Time, each share of Company Sub Common Stock issued and outstanding at the Acquisition Effective Time and owned by the VMM Companies, and each share of Company Sub Common Stock issued and held in Company Sub's treasury at the Acquisition Effective Time, shall, by virtue of the Acquisition Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and be retired without payment of any consideration therefor and cease to exist.

     At the Acquisition Effective Time, (i) each Rollover Share (as defined in the Merger Agreement) and (ii) each share of common equity of VMM issued and outstanding immediately prior to the Acquisition Effective Time shall be converted into and become the number of shares of Class A Common Stock, par value $.01 per share, of Company Sub and Class L Common Stock, par value $.01 per share, of the Company Sub as are set forth on a schedule to be attached to the Merger Agreement prior to the Effective Time.

     Immediately prior to the Effective Time, all then outstanding but theretofore unvested and non-exercisable stock options granted under the 1996 Plan (the "Plan Options") and granted under certain arrangements outside the 1996 Plan (the "Non-Plan Options") will become immediately vested and exercisable in full (unless the Company is otherwise notified to the contrary in writing by the holder of such Plan Options or Non-Plan Options). At the Effective Time, the Plan Options and Non-Plan Options shall be converted into options to acquire shares of common stock of the Surviving Corporation unless a holder thereof agrees in writing to receive cash equal to the difference between the exercise price of such options and the Merger Consideration (net of withholding taxes).

     Because the approval of the Company's shareholders is required by applicable law in order to consummate the Reorganization Merger, the Company will submit the Reorganization Merger to its shareholders for approval.

     The obligations of the parties to the Merger Agreement to effect the Mergers are subject to certain conditions, and prior to the Effective Time, the Company, Company Sub or VMM may

                              Page 9 of 15 Pages
terminate the Merger Agreement under certain circumstances, in each case as set forth in the Merger Agreement.

     The Certificate of Incorporation of the Surviving Corporation will be in the form set forth as Exhibit D to the Merger Agreement and, subject to the terms of the Merger Agreement, the bylaws of VMM as in effect at the Acquisition Effective Time shall be the bylaws of the Surviving Corporation.

     As a result of the Mergers, the entire equity interest in the Surviving Corporation will be owned by investment funds associated with Bain Capital, certain management members and certain other investors (collectively, the "Investors"). The shareholders of the Company (other than the Rollover Shareholders) will no longer have any interest in, and will not be shareholders of the Company. Instead, each such holder of the Common Stock will have the right to receive $15.00 in cash, without interest, for each share held (other than the Rollover Shares and the Dissenting Shares (as defined in the Merger Agreement), if any). Following the Mergers, the Investors will have the opportunity to benefit from any earnings and growth of the Company, and will bear the risk of any decrease in the Company's value. Following the Mergers, the Common Stock will no longer be traded on the Nasdaq National Market, price quotations will no longer be available and the registration of the Common Stock under the Exchange Act, will be terminated. After such registration is terminated, the Surviving Corporation will no longer be required to file periodic reports with the Commission.

     Concurrently with the execution and delivery of the Merger Agreement, VMM and the Shareholders entered into the Shareholders Agreement. Pursuant to the Shareholders Agreement, the Shareholders have agreed to vote, and have granted VMM an irrevocable proxy to vote, their shares of Common Stock owned as of December 24, 1999 and any shares of Common Stock acquired after December 24, 1999 and prior to the Effective Time (the "Subject Shares"): (i) in favor of the Mergers, the Merger Agreement and all other Transactions (as defined in the Merger Agreement), (ii) against any action or agreement that such shareholder is advised by the Board of Directors of the Company in the applicable proxy materials would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement and (iii) against any Competing Transaction (as defined in the Merger Agreement) and any action in furtherance of a Competing Transaction, in each case during the term of the Shareholders Agreement. Under the Shareholders Agreement, the Shareholders have retained the right to vote their Subject Shares for the election of directors of the Company and for or against any other matter other than as to those specified in the preceding sentence.

     The Shareholders Agreement also provides, except as contemplated by the Shareholders Agreement, that the Shareholders shall not, during the term of the Shareholders Agreement: (1) sell, transfer, assign, gift, pledge, hypothecate, encumber or dispose of any or all of such Subject Shares; (ii) grant any proxies or enter into any voting trust or other agreement or arrangement with respect to the voting of the Subject Shares except as contemplated by the Shareholders Agreement or as not otherwise inconsistent therewith; or (iii) enter into any contract, option or other agreement or understanding with respect to, or consent to, the sale, transfer, assignment, gift, pledge, hypothecation, encumbrance or other disposition of any or all of such Shareholder's Subject Shares or any interest therein; provided, however, that a Shareholder may sell, transfer, assign, gift, pledge, hypothecate, encumbrance or otherwise dispose of all or a portion of such Shareholder's Subject Shares to a person or entity who (x) is either another Shareholder, a member of the Family Group of such Shareholder or who is otherwise approved by VMM (such approval not to be unreasonably withheld or delayed) and (y) agrees to be bound, by a written instrument reasonably acceptable in form and substance to VMM (whose approval shall not be unreasonably withheld or delayed), by each of the terms of the Shareholders Agreement. As used in the Shareholders Agreement, "Family Group" means, with respect to any Shareholder, (A) such Shareholder, (B) the spouse and issue (whether natural

                              Page 10 of 15 Pages
or adopted) of such Shareholder, (C) the parents or step-parents of such Shareholder (whether natural or adopted), (D) the siblings of such Shareholder (whether natural or adopted), (E) in the event such Shareholder is deceased, the heirs or descendants of such Shareholder and (F) any one or more trusts or other entities for the benefit of any one or more of the persons described in clause
(A) through clause (E) above. Subject to the terms and conditions of the Shareholders Agreement, the Shareholders have also agreed, among other things, to waive any appraisal rights they may be entitled to with respect to the Mergers, to refrain from soliciting any other Competing Transactions, and to take or refrain from taking certain other actions set forth in the Shareholders Agreement.

     The Shareholders Agreement and all rights and obligations of the parties thereunder terminates immediately upon the earlier of: (a) the date upon which the Merger Agreement is terminated in accordance with its terms or (b) the Effective Time.

     The preceding summaries of certain provisions of the Shareholders Agreement and the Merger Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements, copies of which are incorporated by reference as Exhibits I and II hereto and are incorporated herein by reference.

     Other than as described in this Statement, none of the Reporting Persons or the persons identified on Schedule A attached hereto presently has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     Item 5.  Interest in Securities of the Issuer.

     Prior to December 24, 1999, none of the Reporting Persons owned or was the "beneficial owner" (as defined in Rule 13d-3 promulgated under the Exchange Act) of any shares of Common Stock. Upon execution of the Shareholders Agreement, VMM may be deemed to have acquired "beneficial ownership" (as defined in Rule 13d-3 promulgated under the Exchange Act), of the Subject Shares, with the sole power to vote the Subject Shares with respect to the matters set forth in the
Shareholders Agreement.   As of December 24, 1999, the Subject Shares totaled
5,376,400 (including 55,000 shares of Common Stock deemed to be beneficially owned by Mr. Stefanko as a result of his ownership of currently exercisable options to purchase Common Stock) and constituted approximately 58% of the issued and outstanding shares of Common Stock (based on the number of shares of Common Stock represented to be issued and outstanding as of December 22, 1999, by the Company in the Merger Agreement).

     Bain Capital Fund VI, L.P. BCF VI owns all of the issued and outstanding shares of capital stock of VMM. By virtue of this ownership, BCF VI may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Shareholders Agreement.

     Bain Capital Partners VI, L.P. BCP VI, as the sole general partner of BCF VI, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Shareholders Agreement.

     Bain Capital Investors VI, Inc. BCI VI Inc., as the sole general partner of BCP VI, may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Shareholders Agreement.

     W. Mitt Romney. Mr. Romney, as the sole stockholder of BCI VI Inc., may be deemed to have the shared power to vote the Subject Shares with respect to the matters set forth in the Shareholders Agreement.

                              Page 11 of 15 Pages

     Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement for the purposes of
Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     Item 6. Contracts, Arrangements, Understandings of Relationships With Respect to Securities of the Issuer.

     Except as otherwise set forth in this Statement (and the agreements referenced herein), to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of the Company.

     Item 7.  Material to be filed as Exhibits.

     Exhibit A -- Shareholders Agreement, dated as of December 24, 1999, by and among VMM Merger Corp., R. Luke Stefanko and Julia Stefanko.

     Exhibit B -- Agreement and Plan of Merger, dated as of December 24, 1999, by and among VDI MultiMedia, VDI MultiMedia, Inc. and VMM Merger Corp.

     Exhibit C -- Joint Filing Agreement, dated January 3, 2000, between VMM
                  Merger Corp., Bain Capital Fund VI, L.P., Bain Capital Partners VI, L.P., Bain Capital Investors VI, Inc. and W. Mitt Romney.

                              Page 12 of 15 Pages

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certify that the information set forth in this Amendment No. 1 to Statement is true, complete and correct.

Date: January 25, 2000        VMM MERGER CORP.

                         By:  /s/ Joseph Pretlow
                              _________________________________
                         Its: President



Date: January 25, 2000        BAIN CAPITAL FUND VI, L.P.

                         By:  Bain Capital Partners VI, L.P.,
                                its General Partner

                         By:  Bain Capital Investors VI, Inc.,
                                its General Partner


                         By:  /s/ Joseph Pretlow
                              _________________________________
                         Its: Managing Director


Date: January 25, 2000        BAIN CAPITAL PARTNERS VI, L.P.

                         By:  Bain Capital Investors VI, Inc.,
                                its General Partner


                         By:  /s/ Joseph Pretlow
                              _________________________________
                         Its: Managing Director



Date: January 25, 2000        BAIN CAPITAL INVESTORS VI, INC.

                         By:  Joseph Pretlow
                              _________________________________
                         Its: Managing Director

                         /s/ W. Mitt Romney
                         ______________________________________
Date: January 25, 2000   W. Mitt Romney

                              Page 13 of 15 Pages

                                   SCHEDULE A


     Joseph Pretlow is a director and President of VMM. Blair Ford is a director, Vice President and Secretary of VMM. Each is a citizen of the United States. Mr. Pretlow is a Managing Director of Bain Capital, Inc. ("Bain Capital"), which, through affiliated investment funds, is principally engaged in the business of investing in securities. The business address of Mr. Pretlow is c/o Bain Capital, Inc., Two Copely Place, Boston, Massachusetts 02116. Mr. Ford is an Associate at Bain Capital. The business address for Mr. Ford is c/o Bain Capital II, Inc., One Embarcadero, Suite 2260, San Francisco, California 94111.

          Bain Capital Partners VI, L.P. ("BCP VI") is the sole general partner of Bain Capital Fund VI, L.P. ("BCF VI"). Bain Capital Investors VI, Inc. ("BCI VI Inc.") is the sole general partner of BCP VI. W. Mitt Romney ("Mr. Romney") is the sole stockholder, sole director, Chief Executive Officer, Managing Director and President of BCI VI Inc. In addition, the following persons serve as executive officers for BCI VI Inc.: Joshua Bekenstein (Treasurer and Managing Director), Edward Conard (Managing Director), John P. Connaughton (Managing Director), David Dominik (Managing Director), Paul B. Edgerley (Managing Director), Robert C. Gay (Vice Chairman and Managing Director), Michael A. Krupka (Managing Director), Jonathan A. Lavine (Managing Director), Ronald P. Mika (Managing Director), Mark E. Nunnelly (Managing Director), Stephen G. Pagliuca (Secretary and Managing Director) , Dwight Polar (Managing Director), Joseph Pretlow (Managing Director) and Mr. Robert F. White (Managing Director). Each director and/or executive officer of BCI VI, Inc. currently serves as a Managing Director of Bain Capital. Certain of the Managing Directors of BCI VI, Inc. hold similar positions at other investment funds associated with Bain Capital. Each director and/or executive officer of BCI VI, Inc. is a citizen of the United States. Except as otherwise noted, the business address for each of the persons named above is c/o Bain Capital, Inc., Two Copley Place, Boston, Massachusetts 02116. The business address for David Dominik is c/o Bain Capital II, Inc., One Embarcadero, Suite 2260, San Francisco, California 94111.

                              Page 14 of 15 Pages

                                 EXHIBIT INDEX


 Exhibit No.                                 Exhibit Name
------------      --------------------------------------------------------------
      A           Shareholders Agreement, dated as of December 24, 1999, by and among VMM Merger Corp., R. Luke Stefanko and Julia Stefanko.

      B Agreement and Plan of Merger, dated as of December 24, 1999, by and among VDI MultiMedia, VDI MultiMedia, Inc. and VMM
                  Merger Corp.

      C           Joint Filing Agreement, dated January 3, 2000, between VMM
                  Merger Corp., Bain Capital Fund VI, L.P., Bain Capital
                  Partners, VI, L.P., Bain Capital Investors VI, Inc. and W.
                  Mitt Romney.

                              Page 15 of 15 Pages